

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Jianhui Ye
Chief Executive Officer
EZGO Technologies Ltd.
Building #A, Floor 2
Changzhou Institute of Dalian University of Technology
Wujin District, Changzhou City
Jiangsu, China 213164

Re: EZGO Technologies Ltd.
Amendment No. 2 to Registration Statement on Form F-3
Filed August 5, 2022
File No. 333-263315

Dear Mr. Ye:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-3 filed August 5, 2022

General

1. Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

Cover Page

2. We note your response to prior comment 1. Please continue to revise your disclosure to refrain from using such terms as "we" or "our" when describing activities or functions of

the VIE. For example, we note the caption of the risk factor on page 20 that the "PRC government exerts substantial influence over the manner in which we conduct our business activities."

Conventions that apply to this prospectus, page ii

3.   We note your response to prior comment 3. However, comment 3 did not refer to the qualifications of counsel.   As previously requested, revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly.

Enforceability of Civil Liabilities, page 45

4.   We note your response to prior comment 6. Please expand the disclosure to identify that a majority of your current directors and officers are nationals and residents of the PRC.

       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.


Sincerely,

Division of Corporation Finance
Office of Manufacturing


cc: Richard I. Anslow, Esq.